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ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Clarksons Platou Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarksons Platou Securities, Inc. (the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2019

1

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	8,179,220
Deposit with clearing broker		100,000
Receivable from clearing broker		5,131,032
Receivables from clients		2,554,406
Fixed assets, net of accumulated depreciation and amortization of $424,834		626,361
Due from related parties		592,116
Prepaid and refundable income taxes		8,144
Deferred tax assets, net of valuation allowance of $2,771,519		–
Other assets		503,509
Total assets	$	17,694,788

Liabilities and stockholder's equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	1,812,248
Due to related parties		2,130,422
Total liabilities		3,942,670
Subordinated debt		5,000,000

Stockholder's equity:

Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		–
Additional paid-in capital		15,766,857
Retained earnings (deficit)		(7,014,743)
Total stockholder's equity		8,752,118
Total liabilities and stockholder's equity	$	17,694,788

The accompanying notes are an integral part of these financial statements.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Clarksons Platou Securities, Inc.

Notes to Financial Statements

1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans, including advisory services related thereto; and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors. The Company participated in one firm commitment underwriting in 2018.

The Company is a wholly owned subsidiary of Clarksons Platou Securities AS (the "Parent"), which is based in Norway. The Company itself is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC, which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

The Company's Parent and affiliates of Clarksons, PLC provide certain accounting and administrative expenses, IT expenses, errors & omissions and directors and officers insurance, and any other reasonable expenses requested by the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. Significant Accounting Policies (Continued)

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of ten years.

Receivables from Clearing Broker and from Clients

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from clients consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and no valuation allowance was required based on that assessment.

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Revenue and Underwriting Costs

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") utilizing the modified retrospective method of adoption. The new revenue recognition guidance requires that the Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the consumption of the performance obligations of the customer; and whether constraints on variable consideration should be applied to certain future events.

2. Significant Accounting Policies (Continued)

Revenues and Underwriting Costs (Continued)

The guidance requires the Company to follow a five step model to (1) identify the contract or contracts with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The adoption of the standard did not have a significant effect on the financial statements and, therefore, did not result in a cumulative effect adjustment as of January 1, 2018.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Payment for the performance obligation occurs on the settlement date (date the trades are settled with the customer).

Underwriting Fees and Costs. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the Company acts as an underwriter, which is the performance obligation. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy in a firm commitment offering or has sold in a best efforts offering. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions, as there are no significant actions the Company needs to take, and the issuer obtains control of the benefit of proceeds from the securities offering. Payment for the performance obligation generally occurs at the closing date of the transaction. As of January 1, 2018 and December 31, 2018, receivables from underwriting fees were approximately $1,597,000 and $2,480,000, which is included in Receivable from clients on the Statement of Financial Condition. Underwriting costs that are deferred under the guidance in FASB ASC Topic 340-40-25-3 are recognized in expense at the time the related revenues are recorded. In the event the securities offering is aborted, the Company immediately expenses those costs.

Merger and Acquisition (M&A) Advisory Fees. The Company provides advisory fees on M&A transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (usually the closing date of the transaction) or the contract is cancelled. Payment for the performance obligation generally occurs on the closing date. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Payments are made when bills are rendered for such services. As of January 1, 2018 and December 31, 2018, there were no receivables from M&A advisory fees.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

2. Significant Accounting Policies (Continued)

Revenues and Underwriting Costs (Continued)

Merger and Acquisition (M&A) Advisory Fees (*Continued*). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At January 1, 2018 and December 31, 2018, all amounts were immaterial.

Research Income. The Company engages in the distribution of third-party research to institutional clients. Under the terms of the customer agreements, the performance obligation is met once the research is provided, however, the amounts realizable are variable. There is uncertainty related to the amount a customer will pay that are outside of the Company's control and are based on customary business practices. The Company does not believe it can overcome this constraint until the customer has notified the Company what it will pay for the research. Typically, revenue is recognized when the client has notified the Company of payment for research provided.

Other Income. The Company provides clearing and execution services to its Parent that are recognized on the trade date, consistent with the accounting policy described above for brokerage commissions, and more fully described below. For the year ended December 31, 2018, $321,893 for these services were recognized in the Statement of Operations as Other income. Also included within this caption is sublease income for space provided to affiliates of Clarksons PLC, which are recognized as the premises are used. For the year ended December 31, 2018, $228,892 of sublease income was recognized in the Statement of Operations as Other income.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company recognizes interest and penalties related to unrecognized tax benefits as provision for income taxes in the Statement of Operations. There were none to be recognized.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Other Expenses

Other expenses include service charges for administration of $289,906 for the year ended December 31, 2018. The remaining expenses include amounts for insurance and various other general and administrative expenses.

New Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("Topic 842") which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. The ASU is effective for annual periods beginning after December 15, 2018. Currently, the Company's obligations with respect to its leases are disclosed in a footnote to the financial statements and not included on the balance sheet. Topic 842 currently provides practical expedients regarding the use of hindsight in determining certain material lease components (e.g. reassessment of lease term) that could significantly change the eventual impact on the Company's financial statements. As such, the Company has exercised its options to use the practical expedients provided by Topic 842, and reevaluated the term of its lease. The lease term now includes only the term from the balance sheet date through its expected termination option date (November 19, 2023). This will result in a "Right to Use Asset" of approximately $4,800,000, net of unaccreted deferred rent of approximately $150,000, and a lease obligation of approximately $5,000,000 as of January 1, 2019. Due to its selection of practical expedients, this will not impact the Statement of Operations in future years, unless the lease is modified.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses ("Topic 326") that requires the Company with a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The ASU is effective for annual periods ending after December 15, 2019. The Company has not experienced significant credit losses and, as such, does not expect the new requirements to materially impact its financial statements.

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Financial Instruments

At December 31, 2018, the Company did not own any financial assets or liabilities other than cash, receivables and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

3. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2018, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. Fixed Assets

At December 31, 2018, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 185,017	7
Equipment	439,880	3 - 10
Leasehold improvements	346,298	10
Software	80,000	5
Total cost	1,051,195	
Less accumulated depreciation and amortization	(424,834)	
Total cost, net of accumulated depreciation and amortization	$ 626,361	

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

5. Commitments and Contingencies

Leases

The Company entered into a lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,410 ($1,072,920 per year) for the first five years, and approximately $96,861 ($1,162,330 per year) for the next five years. The Company took possession of the leased premises effective September 12, 2016; however, due to the lease's deferred rent commencement provisions, future minimum lease payments for this lease are disclosed below with a rent commencement date of November 19, 2016. The lease is secured by a $1,072,920 guarantee provided by the Parent consistent with the term of the lease. The Company subleases the premises to an affiliate of Clarksons, PLC consistent with the term of the lease, based on an allocation of leased space and certain operating costs.

At December 31, 2018, the future minimum lease payments are as follows:

2019	$ 1,072,920
2020	1,072,920
2021	1,162,330
2022	1,162,330
2023	1,162,330
Thereafter	3,218,730
Total	$ 8,851,560

Rent expense was $1,053,384 for the year ended December 31, 2018, which is included in Occupancy on the Statement of Operations. Sublease income from an affiliate of Clarksons, PLC was $171,667 for the year ended December 31, 2018, and is included as Other income in the Statement of Operations. Sublease payments are expected, as follows: 2019 - $171,667; 2020 - $171,667; 2021 - $185,973; 2022 - $185,973; 2023 - $185,973 Thereafter - $514,996. The adoption of ASC 842 regarding leases had no impact on the accounting for sublease income as Other income.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

5. Commitments and Contingencies (Continued)

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2018, no amounts were recorded under such agreement as no loss exists.

Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan (the "Plan"), and made fixed matching contributions of 100% of the first 3% of employee contributions to the Plan and 50% of the next 2% of employee contributions to the Plan, not to exceed the employee contribution and capped at $10,400 per employee. The Company made matching contributions of $103,625 for the year ended December 31, 2018.

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $9,466,691, which exceeded the regulatory requirement by $9,203,846, and includes $5,000,000 of liabilities subordinated to claims of general creditors.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Clarksons Platou Securities, Inc.

Notes to Financial Statements (Continued)

6. Regulatory Requirements (Continued)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) and (ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

7. Subordinated Debt and Other Related Party Transactions

The Company renewed its $5,000,000 borrowing from its Parent on June 15, 2017, subject to a subordinated loan agreement with its Parent. Pursuant to the terms of the agreement, the loan is extended an additional year unless the Parent gives the Company seven months notice prior to the extended due date of June 15, 2019. As no notice was given, the loan is extended to June 15, 2020. The loan bears interest at an annual rate of 12-Month Libor plus 3.0%, and is subordinated to the claims of general creditors. During the year ended December 31, 2018, interest expense charged on the subordinated debt was $264,900 and is included in interest expense on the Statement of Operations.

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of Clarksons, PLC provide certain accounting and administrative expenses, IT expenses, errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. During the year ended December 31, 2018, the Company recorded an expense of $605,260 for these services and paid its Parent $559,632, and has a payable of $45,628 for these services as of December 31, 2018, which is included in due to related parties in the Statement of Financial Condition. Other amounts paid by affiliates on behalf of the Company amounted to $50,425 as of December 31, 2018, and are also included in due to related parties in the Statement of Financial Condition.

The Company is also charged for investment banking services provided by its Parent. During the year ended December 31, 2018, the Company accrued expenses related to those investment banking services of $2,034,369, which are included in due to related parties in the Statement of Financial Condition. The Parent's investment banking services are charged against the Company's Investment banking revenues on the Statement of Operations.

The Company additionally earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with its Parent. During the year ended December 31, 2018, the revenue recognized under the chaperoning agreement was $271,930, and is included in Investment banking revenues on the Statement of Operations. The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities. These amounts are reported as due from related parties in the Statement of Financial Condition, amounted to $592,166 as of December 31, 2018, and are included in Investment banking revenues or netted against Travel and entertainment on the Statement of Operations for the year ended December 31, 2018.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

7. Subordinated Debt and Other Related Party Transactions (Continued)

The Company also charges Group affiliates for the execution and clearing of brokerage transactions. During the year ended December 31, 2018, the revenue recognized for execution services for affiliates was $321,893 and is included in other income on the Statement of Operations, of which $106,595 is included in due from related parties in the Statement of Financial Condition as of December 31, 2018. As of January 1, 2018, this amount was $91,577. In addition, included in due from related parties at December 31, 2018 is $3,151 that consists of amounts due from affiliates of Clarksons PLC for various expenses paid on Clarksons PLC's behalf. As of January 1, 2019, this amount was $57,694 for the sublease of space related to the lease described above.

8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid and refundable taxes of $8,114 represent amounts paid in excess of estimated tax liabilities, and are included in the Statement of Financial Condition as Prepaid and refundable taxes as of December 31, 2018.

Income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

Current income tax expense/(benefit)	
Federal	$ -
State and local	-
Total current income tax expense/(benefit)	-
Deferred income tax expense/(benefit)	
Federal	(603,724)
State and local	(343,457)
Total deferred income tax expense/(benefit)	(947,181)
Increase in valuation allowance	947,181
Total income tax expense/(benefit)	$ -

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

Clarksons Platou Securities, Inc.

Notes to Financial Statements (Continued)

9. Income Taxes (Continued)

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, as of December 31, 2018, a valuation allowance of $2,771,519 has been recorded in order to measure the entire deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense follows:

Loss before income taxes	$ (2,838,362)
Expected income tax benefit at U.S. statutory rate of 21%	(596,056)
Effect of state and local taxes, net of U.S. federal income tax effects	(369,555)
Permanent items	51,947
Increase in valuation allowance	947,181
Other, net	(33,517)
Total income tax benefit	$ (-)

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

9. Income Taxes (Continued)

The Company's deferred taxes at December 31, 2018 were as follows:

Deferred tax assets, net of deferred tax liabilities of $89,403	$ 2,771,519
Valuation allowance	(2,771,519)
Deferred tax assets, net	$ -

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2018:

Net operating loss carryforwards	$ 2,404,451
Accrued expenses	444,962
Other	11,509
Total deferred tax assets	2,860,922
Fixed assets	(89,403)
Valuation allowance	(2,771,519)
Deferred tax assets, net	$ -

As of December 31, 2018, the Company has federal, state and local net operating loss carry forwards of approximately $7,096,000, $7,099,000 and $7,099,000, respectively. A portion of the federal net operating loss carry forwards, amounting to $4,232,150 will begin to expire in 2035. The federal net operating loss carryforward generated for the year ended December 31, 2018, amounting to approximately $2,863,000, can be carried forward indefinitely but is limited to 80% of taxable income before the carryforward. This change in treatment is due to the Tax Cuts and Jobs Act signed into law in 2017.

At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months. The Company recognizes tax-related interest and penalties as Income tax expense in the Statements of Operations.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.